

July 24, 2012

<u>Via E-mail</u>
David Christie
President and Chief Executive Officer
Dane Exploration Inc.
3577 - 349 West Georgia Street
Vancouver, British Columbia, Canada V6B 3Y4

> **Re:** **Dane Exploration Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 13, 2012**
> **File No. 333-181795**

Dear Mr. Christie:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please include the registration statement file number, date and amendment number on the cover of the registration statement. See Rule 470 of the Regulation C.

<u>Plan of Distribution, page 22</u>

2.   We note your response to comment 2 in our letter dated June 18, 2012. Because David Christie does not meet the requirements of Rule 3a4-1 and is not a registered broker dealer, it is unclear (1) if you are getting an opinion of counsel and (2) what exemption or interpretive guidance you are relying on. Please advise.

David Christie
Dane Exploration Inc.
July 24, 2012
Page 2

Exhibits

3.   We note your response to comment 3 in our letter dated June 18, 2012. We also note that
        the company did not issue the shares sold in the offering completed on March 18, 2012
        until approximately four months later. Your counsel has opined in exhibit 5.1 that the
        registered shares have been duly authorized "and shall, when sold, be legally issued, fully
        paid and non-assessable under Nevada law." It is unclear what state law authority allows
        you to retain the shares for four months or more despite receiving an opinion of counsel
        that the shares, when sold, will be legally issued. In this regard, it is unclear if or how an
        investor that has purchased legally issued shares could transfer or sell them during the
        four or more months when they are retained by you. Please revise accordingly, disclose
        why you did not issue the shares until four months later, and provide us a detailed
        analysis with citations to applicable state law in support of counsel's view that state law
        allows you to issue shares subsequent to the date the shares are sold.

        Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 if
you have questions regarding our comments.

                                              Sincerely,

                                              /s/ Brigitte Lippmann (for)

                                              John Reynolds
                                              Assistant Director

cc: Michael J. Morrison, Esq.